CUSIP No. 855546107
                                                                    OMB APPROVAL
                                                           OMB Number: 3235-0145
                                                       Expires: October 31, 2002
                                                        Estimated average burden
                                                     hours per response.....14.9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             StarMedia Network, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   855546107
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2400
           (Name, Address and Telephone Number of Person Authorized to

                       Receive Notices and Communications)
                               September 30, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855546107


--------------------------------------------------------------------------------
  1.     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (SBIC), LLC - Taxpayer ID # 13-3376808
--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.     Sole Voting Power

     Number of                    12,914,803
                        --------------------------------------------------------
      Shares               8.     Shared Voting Power

   Beneficially                   0
                        --------------------------------------------------------
   Owned by Each           9.     Sole Dispositive Power

    Reporting                     12,914,803
                        --------------------------------------------------------
   Person With            10.     Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

         12,914,803
--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)

         17.5%
--------------------------------------------------------------------------------
 14.     Type of Reporting Person (See Instructions)

         00
--------------------------------------------------------------------------------

CUSIP No. 855546107


--------------------------------------------------------------------------------
  1.     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (BHCA), L.P. - Taxpayer ID # 13-3371826
--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.     Sole Voting Power

     Number of                    2,857,954
                        --------------------------------------------------------
      Shares               8.     Shared Voting Power

   Beneficially                   0
                        --------------------------------------------------------
   Owned by Each           9.     Sole Dispositive Power

    Reporting                     2,857,954
                        --------------------------------------------------------
   Person With            10.     Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

         2,857,954
--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)

         3.9%
--------------------------------------------------------------------------------
 14.     Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP No. 855546107


--------------------------------------------------------------------------------
  1.     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Quetzal/J.P. Morgan Partners, L.P. - Taxpayer ID # 52-2228591
--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.     Sole Voting Power

     Number of                    98,361
                        --------------------------------------------------------
      Shares               8.     Shared Voting Power

   Beneficially                   0
                        --------------------------------------------------------
   Owned by Each           9.     Sole Dispositive Power

    Reporting                     98,361
                        --------------------------------------------------------
   Person With            10.     Shared Dispositive Power

                                  0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person

         98,361
--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)

         .1%
--------------------------------------------------------------------------------
 14.     Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP No. 855546107
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                             STARMEDIA NETWORK, INC.

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed on behalf of J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company ("JPMP (SBIC)"), J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership ("JPMP (BHCA)") and Quetzal/J.P. Morgan Partners, L.P., a Delaware limited partnership ("Quetzal/JPMP", and together with JPMP
(SBIC) and JPMP (BHCA), the "Reporting Persons"), with the Securities and Exchange Commission (the "SEC") on September 13, 2001 (the "Original Schedule 13D"), relating to the Common Stock, $0.001 par value per share (the "Common Stock"), of StarMedia Network, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

         This Amendment No. 1 relates to the issuance of 1,148,437 shares of Common Stock of the Issuer, pursuant to the Issuer's remaining $3,300,000 guaranty of the principal amount of debt securities purchased by JPMP (BHCA) and certain of the Flatiron Investors from Gratis1, Inc., a Delaware corporation ("Gratis1"). Except as disclosed in this Amendment No. 1, the information contained in the Original Schedule 13D has not changed as of the date hereof.

Item 3 is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         PURCHASE OF CAPITAL STOCK

         TRANSACTIONS INVOLVING THE ISSUER

         In September 2001, in connection with the remaining $3,300,000 guaranty, the Issuer issued 989,951 and 158,485 shares of its Common Stock to JPMP (BHCA) and certain of the Flatiron Investors, respectively, in full settlement of the guaranty. This transaction is described in more depth in the September 30 Purchase Agreement and in the December 22 Purchase Agreement. Copies of the September 30 Purchase Agreement and the December 22 Purchase Agreement are filed as Exhibits 4 and 5, respectively, hereto and are incorporated by reference into this Item 3.

         On November 19, 2001, Susan Segal-Head of the Latin American Group of JPMP Master Fund, was appointed to serve as the acting Chairman of the Issuer's Board of Directors.

CUSIP No. 855546107

Item 5 is hereby amended and restated as follows:

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a)

                  (i) JPMP (SBIC) may be deemed the beneficial owner of 12,914,803 shares of the Issuer's Common Stock (assuming conversion of the 2001 Series A Preferred Stock). Based upon the 73,759,861 shares of Common Stock outstanding (assuming conversion of the 2001 Series A Preferred Stock), JPMP (SBIC)'s deemed beneficial ownership represents 17.5% of the Common Stock of the Issuer. JPMP (SBIC) has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

                  (ii) JPMP (BHCA) may be deemed the beneficial owner of 2,857,954 shares of the Issuer's Common Stock. Based upon the 72,759,861 shares of Common Stock outstanding, JPMP (BHCA)'s deemed beneficial ownership represents 3.9% of the Common Stock of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

                  (iii) Quetzal/JPMP may be deemed the beneficial owner of 98,361 shares of the Issuer's Common Stock. Based upon the 72,759,861 shares of Common Stock outstanding, Quetzal/JPMP's deemed beneficial ownership represents .1% of the Common Stock of the Issuer. Quetzal/JPMP has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

         (b) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.



Item 7 is hereby amended as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 10   -    Joint Filing Agreement, dated November 19, 2001.

CUSIP No. 855546107

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2001           J.P. MORGAN PARTNERS (SBIC), LLC



                                   By:  /s/ Jeffrey C. Walker
                                        ----------------------------------------
                                          Name: Jeffrey C. Walker
                                          Title: President


Date:  November 19, 2001           J.P. MORGAN PARTNERS (BHCA), L.P.


                                   By:   JPMP MASTER FUND MANAGER, L.P.,
                                         ITS GENERAL PARTNER

                                   By:   JPMP CAPITAL CORP.,
                                         ITS GENERAL PARTNER


                                   By:  /s/ Jeffrey C. Walker
                                        ----------------------------------------
                                          Name: Jeffrey C. Walker
                                          Title: President


Date:  November 19, 2001           QUETZAL/J.P. MORGAN PARTNERS, L.P.


                                   By: Quetzal/J.P. Morgan Partners (GP), LLC, its General Partner


                                   By:  /s/ Lauren M. Tyler
                                        ----------------------------------------
                                          Name: Lauren M. Tyler
                                          Title: Managing Member